April 3, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed February 14, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of Energem Corp. (the “Company” or “Energem”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated February 24, 2023, with respect to the above-referenced registration statement on Form S-4, relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company. Concurrently with this submission, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 pursuant to the Staff’s comments (the “S-4” or the “ Registration Statement”).

Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 2 filed February 14, 2023

Beneficial Ownership of Combined Entity Securities, page 119

1. We note your revisions in response to prior comment 11. Please further revise this section to provide the disclosure required by Item 201(b) of Regulation S-K, as this relates to the registrant (pursuant to Item 14(d) of Form S-4) and the acquired company (pursuant to Item 17(b)(2) of Form S-4). Revise the caption and lead-in to clarify that the information relates to Energem and Graphjet (on a pre-combination basis) and to the combined entity (on a post-combination basis), and revise the table accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has further revised the beneficial ownership lead-in and table disclosure on page 119 of the Registration Statement accordingly.

Graphjet’s Business

Facilities, page 155

2. We note that page 23 of the investor presentation filed as an exhibit to the Form 8-K on February 13, 2023, indicates that land and local permissions for the new factory have been obtained, and targets the first quarter of 2025 for the start of production. Please update the disclosure in this section to include this and/or other information regarding the status of the new factory and expected production.

Response: The Company respectfully acknowledges the Staff’s comment and in response has added disclosure regarding the status of the new factory and expected production on pages 12, 26, 37, 155 and 162 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Transaction Accounting Adjustments to the Energem and Graphjet Unaudited Pro

Forma Condensed Combined Balance Sheet as of September, page 169

3. Refer to Note 3 (J). It appears that the 2,760,000 FA shares reported in the pro forma share ownership table on page 75 were not reflected in the pro forma share amounts on page 169. Please revise or advise.

Response: The Company has revised the table on page 171 of the Registration Statement to include the FA shares.

Index to Financial Statements, page F-1

4. Please provide updated financial statements and related disclosures for Energem and Graphjet as required by Rule 8-08 of Regulation S-X.

Response: The Company has provided the requested updated financial statements and related disclosures for Energem and Graphjet as required by Rule 8-08 of Regulation S-X.

Exhibits

5. We note your response to prior comment 15. Since the revised disclosure under “Legal Matters” appears to indicate that both Rimon P.C. and Ogier (Cayman) LLP will be issuing legality opinions, please file both opinions as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the Ogier opinion as Exhibit 5.2 to the Registration Statement dated March 6, 2023.

General

6. Please revise your disclosure to include compensation information with respect to Graphjet’s directors and executive officers. Refer to Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that no directors or executive officers have received any compensation in connection with their services o Graphjet on pages 116-118.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp